Rad Technologies Inc

STATEMENT OF CASH FLOWS

January - February, 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-114,851.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	3,500.00
Accrued Receivables	873.05
Employee Loan Receivable	-3,151.86
Prepaid Expenses	655.00
Prepaid Expenses:Security Deposits	2,750.00
Accounts Payable (A/P)	18,004.34
CitiBusiness AA MC	-1,847.95
Loan Payable	23,000.00
SVB Secured Credit Card	1,040.35
Accrued Liabilities	-2,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**42,822.93**
Net cash provided by operating activities	**$ -72,028.67**
INVESTING ACTIVITIES	
Ad Creation Tool	-3,020.00
Net cash provided by investing activities	**$ -3,020.00**
FINANCING ACTIVITIES	
Convertible Loan	73,000.00
Net cash provided by financing activities	**$73,000.00**
NET CASH INCREASE FOR PERIOD	**$ -2,048.67**
Cash at beginning of period	7,092.97
CASH AT END OF PERIOD	**$5,044.30**